SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 21, 2021

Consolidated Financial Statements

pursuant to the Companies Act of Japan

For the fiscal year ended March 31, 2021

(TRANSLATION)

Sony Group Corporation

TOKYO, JAPAN

Note for readers of this English translation

This document is an English translation of the consolidated financial statements for the fiscal year ended March 31, 2021 (from April 1, 2020 to March 31, 2021) prepared in accordance with the Companies Act of Japan. This document omits certain disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). The full consolidated financial statements for the fiscal year ended March 31, 2021 prepared in accordance with U.S. GAAP will be included in Sony Group Corporation’s annual report on Form 20-F, which Sony Group Corporation expects to file with the U.S. Securities and Exchange Commission on or around June 22, 2021.

Consolidated Balance Sheets

Fiscal year ended March 31

	Yen in millions
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,357	1,786,982
Marketable securities	1,847,772	2,902,438
Notes and accounts receivable, trade and contract assets	1,028,793	1,099,300
Allowance for credit losses	(25,873)	(29,406)
Inventories	589,969	637,391
Other receivables	188,106	283,499
Prepaid expenses and other current assets	594,021	538,540
Total current assets	5,735,145	7,218,744
Film costs	427,336	459,426
Investments and advances:
Affiliated companies	207,922	226,218
Securities investments and other	12,526,210	14,046,196
Allowance for credit losses	—	(8,419)
	12,734,132	14,263,995
Property, plant and equipment:
Land	81,482	79,557
Buildings	659,556	683,249
Machinery and equipment	1,725,720	1,748,961
Construction in progress	76,391	100,728
Less — Accumulated depreciation	(1,634,505)	(1,627,061)
	908,644	985,434
Other assets:
Operating lease right-of-use assets	359,510	337,322
Finance lease right-of-use assets	33,100	39,772
Intangibles, net	906,310	996,305
Goodwill	783,888	827,149
Deferred insurance acquisition costs	600,901	657,420
Deferred income taxes	210,372	207,470
Other	340,005	361,803
	3,234,086	3,427,241
Total assets	23,039,343	26,354,840

(Continued on following page.)

Consolidated Balance Sheets (Continued)

	Yen in millions
	2020	2021
LIABILITIES
Current liabilities:
Short-term borrowings	810,176	1,187,868
Current portion of long-term debt	29,807	131,699
Current portion of long-term operating lease liabilities	68,942	73,362
Notes and accounts payable, trade	380,810	599,569
Accounts payable, other and accrued expenses	1,630,197	1,756,833
Accrued income and other taxes	145,996	165,406
Deposits from customers in the banking business	2,440,783	2,773,885
Other	733,732	1,126,802
Total current liabilities	6,240,443	7,815,424
Non-current liabilities:
Long-term debt	634,966	773,294
Long-term operating lease liabilities	314,836	290,259
Accrued pension and severance costs	324,655	254,103
Deferred income taxes	549,538	366,761
Future insurance policy benefits and other	6,246,047	6,599,977
Policyholders’ account in the life insurance business	3,642,271	4,331,065
Other	289,285	294,302
Total non-current liabilities	12,001,598	12,909,761
Total liabilities	18,242,041	20,725,185
Redeemable noncontrolling interest	7,767	8,179
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock, no par value —
2020 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781	880,214
2021 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,289,719	1,486,721
Retained earnings	2,768,856	3,857,152
Accumulated other comprehensive income —
Unrealized gains on securities, net	161,191	101,305
Unrealized gains on derivative instruments, net	1,248	2,761
Pension liability adjustment	(235,520)	(223,468)
Foreign currency translation adjustments	(509,872)	(404,529)
Debt valuation adjustments	1,973	(89)
	(580,980)	(524,020)
Treasury stock, at cost
Common stock
2020 — 40,898,841 shares	(232,503)
2021 — 21,831,206 shares		(124,228)
	4,125,306	5,575,839
Noncontrolling interests	664,229	45,637
Total equity	4,789,535	5,621,476
Total liabilities and equity	23,039,343	26,354,840

*	The figures for the previous fiscal year (as of March 31, 2020) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2020	2021
Sales and operating revenue:
Net sales	6,856,090	7,252,766
Financial services revenue	1,299,847	1,661,520
Other operating revenue	103,948	85,074
	8,259,885	8,999,360
Costs and expenses:
Cost of sales	4,753,174	5,072,596
Selling, general and administrative	1,502,625	1,469,955
Financial services expenses	1,171,875	1,488,963
Other operating (income) expense, net	(3,611)	7,468
	7,424,063	8,038,982
Equity in net income of affiliated companies	9,637	11,487
Operating income	845,459	971,865
Other income:
Interest and dividends	19,278	10,457
Gain on equity securities, net	—	247,026
Other	2,671	6,752
	21,949	264,235
Other expenses:
Interest expenses	11,090	12,185
Loss on equity securities, net	20,180	—
Foreign exchange loss, net	26,789	16,056
Net periodic benefit costs other than service costs	4,572	8,811
Other	5,327	6,678
	67,958	43,730
Income before income taxes	799,450	1,192,370
Income taxes:
Current	172,391	154,422
Deferred	4,799	(153,427)
	177,190	995
Net income	622,260	1,191,375
Less — Net income attributable to noncontrolling interests	40,069	19,599
Net income attributable to Sony Group Corporation’s stockholders	582,191	1,171,776

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2020) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02			(7,472)			(7,472)		(7,472)
Issuance of new shares	529	529				1,058		1,058
Exercise of stock acquisition rights	5,179	5,180				10,359		10,359
Conversion of convertible bonds	215	215				430		430
Stock-based compensation		1,980				1,980		1,980
Comprehensive income:
Net income			582,191			582,191	40,069	622,260
Other comprehensive income, net of tax —
Unrealized gains on securities				26,156		26,156	14,234	40,390
Unrealized gains on derivative instruments				1,267		1,267		1,267
Pension liability adjustment				74,937		74,937	34	74,971
Foreign currency translation adjustments				(74,643)		(74,643)	(1,245)	(75,888)
Debt valuation adjustments				1,973		1,973	1,059	3,032

Total comprehensive income						611,881	54,151	666,032

Stock issue costs, net of tax		(80)				(80)		(80)
Dividends declared			(55,111)			(55,111)	(25,885)	(80,996)
Purchase of treasury stock					(200,211)	(200,211)		(200,211)
Reissuance of treasury stock		0			2	2		2
Cancellation of treasury stock		(1,072)	(71,338)		72,410	—		—
Transactions with noncontrolling interests shareholders and other		16,093				16,093	(54,350)	(38,257)

Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535
Cumulative effect of ASU 2016-13			(3,669)			(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights		(354)	(735)		18,074	16,985		16,985
Conversion of convertible bonds			(11,060)		89,402	78,342		78,342
Stock-based compensation		1,577				1,577		1,577
Comprehensive income:
Net income			1,171,776			1,171,776	19,599	1,191,375
Other comprehensive income, net of tax —
Unrealized losses on securities				(90,521)		(90,521)	(11,971)	(102,492)
Unrealized gains on derivative instruments				1,513		1,513		1,513
Pension liability adjustment				12,962		12,962	3	12,965
Foreign currency translation adjustments				105,643		105,643	1,183	106,826
Debt valuation adjustments				(2,537)		(2,537)	(583)	(3,120)

Total comprehensive income						1,198,836	8,231	1,207,067

Dividends declared			(68,016)			(68,016)	(12,996)	(81,012)
Purchase of treasury stock					(366)	(366)		(366)
Reissuance of treasury stock		354			1,165	1,519		1,519
Transactions with noncontrolling interests shareholders and other		195,425		29,900		225,325	(612,441)	(387,116)

Balance at March 31, 2021	880,214	1,486,721	3,857,152	(524,020)	(124,228)	5,575,839	45,637	5,621,476

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2020) are for reference and not subject to the current fiscal year audit.

Notes to Consolidated Financial Statements

Sony Group Corporation and its consolidated subsidiaries are collectively referred to as “Sony” or “Sony Group.”

1.	Significant accounting policies

(1)	Basis of consolidated financial statements

Sony’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Regulation on Corporate Accounting. However, in accordance with the provisions of Paragraph 3, certain disclosures required by U.S. GAAP have been omitted.

(2)	Valuation standards and methods of inventories

Inventories in the Game & Network Services, Music, Pictures, Electronics Products & Solutions, and Imaging & Sensing Solutions segments are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal, cost being determined on the “average cost” basis.

(3)	Valuation standards and methods for securities

(i)	Marketable debt and equity securities

Debt securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities that have a readily determinable fair value, and debt securities classified as trading securities, are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. The allowance for credit losses is evaluated and recorded for debt securities classified as either available-for-sale or held-to-maturity as necessary. Realized gains and losses are determined on the average cost method and are reflected in income.

Debt securities designated as available-for-sale are regularly reviewed for impairment. For such debt securities which are at an unrealized loss position, Sony determines whether a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors by considering not only the length of time a security has been in an unrealized loss position but also factors such as the extent to which the fair value is less than the amortized cost basis, adverse conditions specifically related to the security, payment structure of the debt security, failure of the issuer of the security to make scheduled interest or principal and any changes to the related ratings, in conjunction with the possibility that Sony sells such security before recovery of its amortized cost basis. Sony compares the present value of cash flow expected to be collected from the security with the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for credit losses is recorded up to the amount that the fair value is less than the amortized cost basis in the consolidated statements of income. Any impairment that is not accounted for as the allowance for credit losses is recorded through other comprehensive income (loss), net of applicable taxes.

The assessment on the risk of credit losses for debt securities designated as held-to-maturity is performed on a regular basis. Sony develops an estimate of expected credit losses over the contractual term by considering available information relevant to assessing the collectability of cash flows including internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for such credit losses is recorded in income to present the net amount expected to be collected by such debt securities.

(ii)	Equity securities that do not have readily determinable fair values

Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If indicators for impairment are present for equity securities that do not have readily determinable fair values, Sony evaluates whether any such equity security is impaired. If any such security is judged to be impaired, Sony recognizes the impairment of the investment and the carrying value is adjusted to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(4)	Depreciation methods for fixed assets

(i)	Property, plant and equipment

Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment.

(ii)	Goodwill and other intangible assets

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions, including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are generally amortized on a straight-line basis over 10 to 44 years.

(5)	Method of accounting for reserves

(i)	Allowance for credit losses

Sony estimates expected credit losses and recognizes loss allowances for specific financial assets.

The loss allowance for notes and accounts receivable, trade and contract assets is measured at an amount equal to expected credit losses over the contractual term on a collective basis or an individual basis in a way that reflects past events, current conditions and reasonable and supportable forecasts about the future that are available at the reporting date incorporating factors such as the overdue status from the due date and the attributes of the counterparties.

The loss allowance for securities investments and other is primarily recognized for debt securities classified as available-for-sale or held-to-maturity and loans including housing loans in the Financial Services segment. The expected credit losses are measured over the contractual term on a collective basis or an individual basis in a way that reflects past events, current conditions and reasonable and supportable forecasts about the future that are available at the reporting date incorporating factors such as asset type, credit risk ratings, collateral collectability, past-due status and other relevant characteristics of financial assets. The expected credit losses for the financial assets are the product of the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), by leveraging the Basel III regulatory framework or based on the external information published by major credit rating agencies. The forward-looking economic information is also included in determining the PD.

Sony also writes off the gross carrying amount of the financial assets when it cannot reasonably expect to recover all or part of the assets.

For the loss allowance for debt securities classified as available-for-sale or held-to-maturity, also refer to “(3)(i) Marketable debt and equity securities” above.

(ii)	Product warranty

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

(6)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill and other intangible assets, fair values of assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance-related liabilities. Actual results could significantly differ from those estimates. The timing and extent to which the spread of COVID-19 may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions.

(7)	Other

(i)	Measurement of credit losses on financial instruments

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU was effective for Sony as of April 1, 2020. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(ii)	Improvements to Accounting for Costs of Films and License Agreements for Program Materials

In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis. Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	—	—	—	1,028,793
Allowance for credit losses *	(25,873)	(280)	—	(280)	(26,153)
Inventories	589,969	—	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	—	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	—	(12)	594,009

Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306

Film costs	427,336	—	31,517	31,517	458,853

Investments and advances:
Securities investments and other	12,526,210	780	—	780	12,526,990
Allowance for credit losses	—	(6,341)	—	(6,341)	(6,341)

Total investments and advances	12,734,132	(5,561)	—	(5,561)	12,728,571

Other assets:
Deferred income taxes	210,372	45	—	45	210,417
Other	340,005	(721)	—	(721)	339,284

Total other assets	3,234,086	(676)	—	(676)	3,233,410

Total assets	23,039,343	(6,559)	—	(6,559)	23,032,784

LIABILITIES
Deferred income taxes	549,538	(1,504)	—	(1,504)	548,034

Total liabilities	18,242,041	(1,504)	—	(1,504)	18,240,537

EQUITY

Sony Group Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	—	(3,669)	2,765,187

Total Sony Group Corporation’s stockholders’ equity	4,125,306	(3,669)	—	(3,669)	4,121,637

Noncontrolling interests	664,229	(1,386)	—	(1,386)	662,843

Total equity	4,789,535	(5,055)	—	(5,055)	4,784,480

Total liabilities and equity	23,039,343	(6,559)	—	(6,559)	23,032,784

*	Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated balance sheets.

2.	Consolidated balance sheet

(1)	Assets pledged as collateral and debts subject to collateral

(i)	Assets pledged as collateral

Marketable securities	48,899 million yen
Securities Investments	862,565 million yen
Housing loans in the banking business	562,731 million yen

(ii)	Debts subject to collateral

Short-term borrowings	1,129,209 million yen
Long-term debt	240,019 million yen

In addition to the above, certain subsidiaries in the Financial Services segment entered into securities-for-securities lending transactions, pursuant to which they pledged securities investments with a value of 326,156 million yen and received marketable securities with a value of 373,274 million yen as collateral.

Furthermore, certain subsidiaries in the Financial Services segment pledged securities investments with a value of 12,769 million yen as guarantees for transactions such as domestic exchange settlements and derivatives.

(2)	Guarantee obligations

The guarantees are mainly for bank loans of affiliated companies.

Guarantee obligations	529 million yen

3.	Consolidated Statement of Changes in Stockholders’ Equity

The number of shares subject to the stock acquisition rights (these exercise periods have commenced) at the end of the current fiscal year

Common stock	5,800,700 shares

*Sony has prepared a Consolidated Statement of Changes in Stockholders’ Equity that shows the movement of capital accounts as part of the consolidated financial statements based on U.S. GAAP and discloses comprehensive income and its breakdown. Comprehensive income is defined as an increase or decrease in equity accounts other than capital transactions and consists of net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments.

Sony discloses the Consolidated Statement of Changes in Stockholders’ Equity in consideration of the disclosure requirements of the consolidated statement of changes in shareholders’ equity stipulated in Article 96 of the Regulation on Corporate Accounting.

4.	Notes to financial instruments

(1)	Matters related to the status of financial instruments

The funds required for Sony’s business excluding the Financial Services segment are raised from the financial and capital markets and financial institutions through corporate bonds and borrowings. Surplus funds are managed with highly secure financial assets. Sony has entered into derivative contracts such as foreign exchange contracts, currency option contracts, and interest rate swap contracts, which are primarily aimed at reducing the risk of foreign exchange fluctuations and cash flow fluctuations, and does not engage in speculative transactions. In the Financial Services segment, Sony invests in securities and loans to secure stable investment returns, with premium income and customer deposits in the banking business as the main sources of funds. Since these financial assets and liabilities are exposed to the risk of fluctuations in interest rates, stock prices, foreign exchange rates, comprehensive management of assets and liabilities is performed to maintain an appropriate balance.

(2)	Matters related to the fair value of financial instruments

The summary below excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade and contract assets, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due mainly to their short-term nature.

		(Unit: Yen in millions)

	Book value	Fair value	Difference
Marketable and investment securities	14,229,434	15,914,288	1,684,854
Housing loans in the banking business	2,354,546	2,559,073	204,527
Total assets	16,583,980	18,473,361	1,889,381
Long-term debt including the current portion	904,993	951,874	46,881
Investment contracts included in policyholders’ account in the life insurance business	1,103,785	1,159,195	55,410
Total liabilities	2,008,778	2,111,069	102,291
Derivative transactions	(11,617)	(11,617)	—

1.	Assets and liabilities arising from derivative transactions are shown on a net basis, and parentheses are used when the total is a liability.

2.	Equity securities that do not have readily determinable fair value are not included in “Marketable and investment securities.”

5.	Note to investment and rental properties

The disclosure is omitted because there are no significant investment and rental properties.

6.	Note to per share information

Basic net income attributable to Sony Group Corporation’s stockholders per share (Common stock)	952.29 yen

7.	Subsequent event

Setting of parameters for repurchase of shares of its own common stock

Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on April 28, 2021:

1. Total number of shares for repurchase: 25 million shares (maximum)

2. Total purchase price for repurchase of shares: 200 billion yen (maximum)

3. Period of repurchase: April 30, 2021 to April 28, 2022